UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

FSD Pharma Inc.
(Name of Issuer)
Class B Subordinate Voting Shares, no par value per share
(Title of Class of Securities)
35954B206
(CUSIP Number)
Dr. Raza Bokhari
FSD Pharma Inc.
First Canadian Place
100 King Street West, Suite 3400
Toronto, Ontario Canada, M5X 1A4
Tel: (416) 854-8884
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 26, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35954B206	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Dr. Raza Bokhari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,667,633 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,667,633 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,633 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.02% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 412,932 Class B Shares underlying stock options (the “Options”) that the Reporting Person has the right to acquire within 60 days of the date hereof (the “Option Shares”) and 24 Class B Shares underlying Class A Shares (as defined below) that the Reporting Person has the right to acquire within 60 days of the date hereof (the “Class A Converted Shares”).

(2)	Based on 14,722,698 Class B Shares outstanding as of September 3, 2020, and an additional 412,932 Option Shares and 24 Class A Converted Shares.

CUSIP No. 35954B206	SCHEDULE 13D	Page 3 of 5

Item 1.          Security and Issuer
This statement on Schedule 13D (this “Statement”) is filed with respect to the Class B Subordinate Voting Shares, no par value per share (the “Class B Shares”), of FSD Pharma Inc., an Ontario corporation (the “Issuer”). The Issuer’s principal executive offices are located at First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario Canada, M5X 1A4.
Item 2.          Identity and Background
(a)  This statement is filed by Raza Bokhari, M.D. (the “Reporting Person”).
(b)  The business address of the Reporting Person is c/o FSD Pharma Inc., First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario Canada, M5X 1A4.
(c)  The principal occupation of the Reporting Person is Executive Co-Chairman and Chief Executive Officer of the Issuer.
(d) & (e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  The Reporting Person is a citizen of the United States of America.
Item 3.          Source and Amount of Funds or Other Consideration
The Reporting Person acquired beneficial ownership of the Class B Shares from the Issuer in lieu of cash compensation for his services as Chief Executive Officer and Executive Co-Chairman, including through the issuance of 805,802 Class B Shares on August 26, 2020.
Item 4.          Purpose of Transaction
The Class B Shares beneficially owned by the Reporting Person were acquired for investment purposes. Such Class B Shares were issued by the Issuer to retain the Reporting Person as an executive of the Issuer and to align the Reporting Person’s interests with the interests of the Issuer’s shareholders.
At the time of the filing of this Statement, the Reporting Person has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, because the Reporting Person is Chief Executive Officer and a member of the Board of Directors of the Issuer, the Reporting Person may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. The Reporting Person disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of the Reporting Person’s role as an officer and director of the Issuer and participation in decisions regarding the Issuer’s actions.

CUSIP No. 35954B206	SCHEDULE 13D	Page 4 of 5

The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, in additional grants from the Issuer, or otherwise, to dispose of all or a portion of the Class B Shares and/or other securities reported in this Statement, or to change his intention with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of this Statement.
Item 5.          Interest in Securities of the Issuer
(a) & (b) See Items 7 – 11 of the cover page and Item 2 above.
(c)          Except as disclosed in Item 3, the Reporting Person has not effected any transactions during the past 60 days in any Class B Shares.
(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
(e)          Not applicable.
Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 – 5 of this Statement is hereby incorporated by reference in this Item 6.
In addition to the securities reported on this Statement, the Reporting Person beneficially owns 24 of the Issuer’s Class A Multiple Voting Shares, without par value (the “Class A Shares”), of which there are 72 issued and outstanding.  Each Class A Share entitles the holder thereof to 276,660 votes when voting together with Class B Shares, with each Class B Share entitling the holder thereof to one vote. In addition, each outstanding Class A Share may, at any time at the option of the holder thereof, be converted into one Class B Share.
The Reporting person is subject to certain option agreements under the Issuer’s equity compensation plan, pursuant to which the Options were issued.  The above summary is qualified by reference to the full text of the option agreements, a form of which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.
In connection with certain equity offerings of the Issuer, Dr. Bokhari entered into lock-up agreements, pursuant to which he agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by him.  All such lock-up agreements will have expired as of September 5, 2020.  The  above summary is qualified by reference to such description and the full text of the lock-up agreements, a form of which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.
Item 7.          Material to Be Filed as Exhibits
Exhibit 1.	Form of Option Agreement
Exhibit 2.	Form of Lock-Up Agreement

CUSIP No. 35954B206	SCHEDULE 13D	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2020	Raza Bokhari, M.D.

/s/ Raza Bokhari

FSD PHARMA INC.
FORM OF
STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the "Plan") of FSD Pharma Inc. (the "Company") and evidences that [               ] is the holder (the "Option Holder") of an option (the "Option") to purchase up to [              ] class B subordinate voting shares (the "Shares") in the capital stock of the Company at a purchase price of Cdn.$[      ] per Share (the "Exercise Price"). This Option may be exercised at any time and from time to time from and including [            ], 20[  ] (the "Grant Date") through to and including up to 4:00 p.m. local time in Toronto, Ontario (the "Expiry Time") on [                ], 20[  ] (the "Expiry Date"). The Option vests immediately.

In the event that the Option Holder holds his or her Option as a director and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Committee and expressly provided for herein, the 30th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

i.	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

ii.	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

iii.	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

To exercise this Option, the Option Holder must deliver to the Company, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan or as may be required by the Company from time to time, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company or its legal counsel in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

If the Company determines that under the requirements of applicable taxation laws it is obliged to withhold for remittance to a taxing authority any amount as a condition of the issuance of any Shares pursuant to the Option, the Company may, prior to and as a condition of issuing the Shares, require the Option Holder to pay to the Company such amount as the Company is obliged to remit to such taxing authority in respect of the issuance of the Shares.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, which is incorporated by reference herein. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto. Any capitalized term used herein but not defined shall have the meaning ascribed to such term in the Plan.

FSD PHARMA INC. by its authorized signatory:

The Option Holder hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by regulatory authorities.

This Option Certificate is effective as of the Grant Date, and reflects the consolidation of the Company's Shares effective on [                   ], 20[   ].

By signing this Option Certificate, the Option Holder acknowledges that the Option granted to the Option Holder as evidenced by this Option Certificate is effective as of the date of the grant and that the Option Holder was advised of terms of the Option on or about the date of grant.

Signature of Option Holder:

Signature	Date signed:

Print Name

Address

FSD PHARMA INC. STOCK OPTION PLAN
NOTICE OF EXERCISE OF OPTION

TO:	Bennett Jones LLP Attn: Aaron Sonshine 3400 One First Canadian Place P.O. Box 130 Toronto, ON M5X 1A4 (or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the "Plan") of FSD Pharma Inc. (the "Company"), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the Shares; or

(b)	_____________	of the Shares;

which are the subject of the Option Certificate attached hereto (attach your original Option Certificate). The undersigned tenders herewith a certified cheque, bank draft or wire transfer (circle one) payable to the Company in an amount equal to the aggregate Exercise Price of the aforesaid Shares and directs the Company to issue a certificate OR a written notice in the case of uncertificated Shares evidencing said Shares in the name of the undersigned to be issued to the undersigned [in the case of issuance of a share certificate, at the following address (provide full complete address)]:

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to the Expiry Time on the Expiry Date of the Option.

DATED the day        of          , 20      .

Signature of Option Holder

Form of
Lock-Up Agreement

[          ], 20[  ]

[          ]
[          ]

To the Placement Agent (as defined below) Re:          FSD Pharma Inc.
Ladies and Gentlemen:

This Agreement (the “Lock-Up Letter Agreement”) is being delivered to you in order to induce you to enter into the Placement Agent Agreement (the “PAA”) between FSD Pharma Inc., a corporation formed under the Business Corporations Act (Ontario) (the “Company”), and [        ] (the “Placement Agent”), relating to the proposed offering (the “Offering”) of the Company’s Class B Subordinate Voting Shares, no par value, (the “Shares”) and warrants to purchase Shares.

In consideration of the execution of the PAA by and between the Company and the Placement Agent, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of the Placement Agent, the undersigned will not, directly or indirectly, (a) offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any Shares (including, without limitation, Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and Shares that may be issued upon exercise of any options, or warrants) or securities convertible into or exercisable or exchangeable for Shares; (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Shares or other securities, in cash or otherwise; (c) except as provided for below, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or securities convertible into or exercisable or exchangeable for Shares or any other securities of the Company; or (d) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending thirty (30) days after the closing date of the Offering (such period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to (a) transactions relating to Shares or other securities acquired in the open market after the completion of the Offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfers; (b) bona fide gifts of shares of any class of the Company’s capital stock or any security convertible into Shares, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or affiliates of the undersigned, including its partners (if a partnership) or members (if a limited liability company); (c) any transfer of Shares or any security convertible into Shares by will or intestate succession upon the death of the undersigned; (d) transfer of Shares or any security convertible into Shares to an immediate family member (for purposes of this Lock-Up Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or any trust, limited partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or any immediate family member of the undersigned; provided that, in the case of clauses (b), (c) and (d) above, it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the three (3) month period referred to above; and (iii) the undersigned notifies the Placement Agent at least two (2) business days prior to the proposed transfer or disposition; (e) the transfer of shares to the Company to satisfy withholding obligations for any equity award granted pursuant to the terms of the Company’s stock option/incentive plans, such as upon exercise, vesting, lapse of substantial risk of forfeiture, or other similar taxable event, in each case on a “cashless” or “net exercise” basis (which, for the avoidance of doubt shall not include “cashless” exercise programs involving a broker or other third party), provided that as a condition of any transfer pursuant to this clause (e), that if the undersigned is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Shares or any securities convertible into or exercisable or exchangeable for Shares during the Lock-Up Period, the undersigned shall include a statement in such report, and if applicable an appropriate disposition transaction code, to the effect that such transfer is being made as a share delivery or forfeiture in connection with a net value exercise, or as a forfeiture or sale of shares solely to cover required tax withholding, as the case may be; (f) transfers, issuances, sales or dispositions of Shares or any security convertible into or exercisable or exchangeable for Shares pursuant to (i) a bona fide third party tender offer made to all holders of Shares, (ii) merger, (iii) consolidation or (iv) other similar transaction involving a change of control (as defined below) of the Company, including voting in favor of any such transaction or taking any other action in connection with such transaction, provided that in the event that such merger, tender offer or other transaction is not completed, the Shares and any security convertible into or exercisable or exchangeable for Shares shall remain subject to the restrictions set forth herein; (g) the transfer, issuance, sale or disposition of Shares or any security convertible into or exercisable or exchangeable for Shares pursuant to an investment in which a single strategic investor (and not an organization primarily engaged in the business of capital raising) acquires over twenty percent (20%) of the fully diluted capitalization of the Company as of the date thereof, provided that such investor agrees to be bound in writing by the terms of this Lock-Up Letter Agreement to the same extent as if the investor were a party hereto and that the undersigned notifies the Placement Agent at least two (2) business days prior to the proposed transfer, issuance, sale or disposition of the Shares or any security convertible into or exercisable for Shares; (h) the exercise of warrants or the exercise of stock options granted pursuant to the Company’s stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to Shares issued upon such exercise or conversion; (i) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of Shares or securities convertible into, or exchangeable or exercisable for, Shares, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period; provided further, that the Company is not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Commission under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan; (j) any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by the Company under the Securities Act of the undersigned’s Shares, provided that no transfer of the undersigned’s Shares registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the undersigned’s Shares during the Lock-Up Period; (k) transfers with the prior written consent of the Placement Agent; (l) transfer by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, provided that each such transferee agrees to be bound in writing by the terms of this Lock-Up Letter Agreement to the same extent as if the transferee were a party hereto and that the undersigned notifies the Placement Agent at least two (2) business days prior to the proposed transfer; and (m) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, the undersigned may transfer Shares, or any security convertible into Shares, (i) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partners or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned) or (ii) as part of a distribution without consideration by the undersigned to its stockholders, partners, members or other equity holders; provided that in the case of any transfer contemplated in (i) or (ii) above, it shall be a condition to the transfer that (w) each transferee executes an agreement stating that the transferee is receiving and holding such Shares, or any security convertible into Shares, subject to the provisions of this Lock-Up Letter Agreement, (x) there shall be no further transfer of such Shares, or any security convertible into Shares, except in accordance with this Lock-Up Letter Agreement, (y) such transfer shall not involve a disposition for value and (z) the undersigned notifies the Placement Agent at least two (2) business days prior to the proposed transfer. For purposes of clause (f) above, “change of control” shall mean the consummation of any bona fide third party tender offer, merger, purchase, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of a majority of total voting power of the voting stock of the Company.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s securities subject to this Lock-Up Letter Agreement except in compliance with this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Placement Agent that it does not intend to proceed with the Offering, if the PAA does not become effective, or if the PAA (other than the provisions thereof which survive termination) shall terminate or be terminated with the Placement Agent prior to payment for and delivery of the Shares to be sold in the Offering, the undersigned will be released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Placement Agent will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to the PAA, the terms of which are subject to negotiation between the Company and the Placement Agent.

This Lock-Up Letter Agreement shall automatically terminate upon the earliest to occur, if any, of (a) the termination of the PAA before the sale of any Shares to the Placement Agent; or (b) [ ], 20[  ], in the event that the PAA has not been executed by that date.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representative, successors and assigns of the undersigned.

Very truly yours,

(Name)

(Signature)

(Name of Signatory, in the case of entities – Please Print)

(Title of Signatory, in the case of entities – Please Print)

Address: